

REpower Systems AG · Alsterkrugchaussee 378 · D-22335 Hamburg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03045175

REpower Systems AG
Hauptverwaltung
Alsterkrugchaussee 378
D-22335 Hamburg

Tel.: +49 - 40 - 53 93 07 - 0
Fax: +49 - 40 - 53 93 07 - 37

E-mail: info@repower.de
Internet: www.repower.de

December 1, 2003


DEC 1 1 2003

Re: REpower Systems AG
Commission File No.: 82-34654

SUPPL

Ladies and Gentlemen:

Pursuant to our Rule 12g3-2(b) exemption under the U.S. Securities Exchange Act of 1934, as amended, we are hereby furnishing press releases and our quarterly report which we published.

Should you have any questions, please feel free to contact Isabelle von Grone at 0049-40539307-23 at your convenience.

Sincerely,

Isabelle von Grone

Enclosures



PRESS RELEASE

Gross revenue of EUR 138.8 million and EBIT of EUR –3.7 million in the first nine months of 2003

Significant increase in booked business

Q4 development on target so far

Hamburg, November 20, 2003. REpower Systems AG (TecDAX, WKN 617703), one of the leading wind energy companies, generated gross revenue of EUR 138.8 million in the first nine months of 2003, as against EUR 139.5 million in 2002. EBIT in the third quarter of 2003 amounted to EUR –1.0 million (prior-year period: EUR 8.8 million), resulting in EBIT for the first nine months of 2003 of EUR –3.7 million (previous year: EUR 8.2 million). This is due to increases in expenses that are necessary in order to achieve the projected increase in revenue for the year as a whole in Q4, and to a fall in license earnings. A further reason is the postponement of the realization of profits to the fourth quarter due to project delays at the company's consolidated associate, Denker & Wulf AG. Booked business amounted to 346.1 megawatts as of September 30, 2003, representing a substantial increase on the prior-year figure of 281.0 megawatts. The erection of more than 100 turbines is planned for the current quarter, of which around half have already been installed.

In the first nine months of 2003, 73 wind turbines were installed in Germany, with a further four delivered to Japan and one to the Czech Republic. This corresponds to an installed rated output of 119.5 megawatts, compared with 85 installed turbines and a rated output of 120.2 megawatts in the same period of the previous year. As a result, REpower Systems AG increased its market share in Germany from 6.2% in the first nine months 2002 to 7.9% as of the end of September 2003. REpower Systems AG plans to erect over 100 turbines in the fourth quarter 2003, of which around half have already been installed.

EBIT in Q3 2003 amounted to EUR –1.0 million, as against EUR 8.8 million in the same period of 2002. This results in EBIT of EUR –3.7 million for the first nine months of the year, compared with EUR 8.2 million in the prior-year period. The negative EBIT is due to the low total installed output to date, which is less than half of the total installed output originally forecast for the year as a whole. The

difference as against the prior-year period can be attributed to two key factors: firstly, to the postponement of the realization of profits to the fourth quarter due to project delays at the company's consolidated associate, Denker & Wulf AG (eight turbines implemented in the period under review, as against 21 in the same period of 2002) and a fall in license earnings of EUR 1.6 million, and secondly to increased expenses, in particular personnel expenses (EUR 4.5 million), in conjunction with the projected increase in revenue for the year as a whole.

The net loss for the first nine months of 2003 amounted to EUR –3.0 million, after a net profit of EUR 4.4 million in the previous year. Earnings per share fell from EUR 0.91 to EUR –0.55.

With regard to booked business, purchase agreements for 198 wind turbines (excluding Denker & Wulf AG) with a total rated output of 346.1 megawatts had been concluded as of the end of September 2003. This represents a volume of around EUR 293.0 million. Compared with the end of September 2002 (175 wind turbines with 281.0 megawatts, representing a volume of EUR 240.0 million), booked business has increased significantly. Of the 198 wind turbines (excluding Denker & Wulf AG), 45 turbines are expected to be erected by the end of this year. Denker & Wulf AG also plans to install around 60 further turbines in the fourth quarter.

With regard to the year as a whole, CFO Jens-Peter Stöhr commented: "In the key fourth quarter last year, we installed 71 turbines and generated EBIT of EUR 17.9 million. The erection of more than 100 turbines is planned for this quarter, and around half of this figure has already been achieved. As a result, we expect to meet our targets for the year as a whole, i.e., gross revenue of EUR 290 million and EBIT of EUR 25 million. Preconditions include good weather in the last weeks of the year, and the conclusion of sales contracts for the projects of our project development company Denker & Wulf AG in the fourth quarter," Stöhr added.

All in all, REpower Systems AG's positive level of booked business at present and growing market share mean that the company is well positioned for the future. In particular, the establishment of its presence on foreign markets, which began in 2003, will make a key contribution to growth in 2004. Following the signature of agreements for large-scale international projects in France and Spain that were announced at the wind industry trade fair HUSUM*wind* 2003, REpower has concluded an agreement with the Portuguese project development company

Parque Eolico de Ribamar via its subsidiary REpower España for the delivery of three MM82 turbines for the Portuguese market. The turbines are scheduled to be erected in mid-2004.

"We expect once again to achieve growth in excess of the industry average in 2004, and to achieve an above-average EBIT margin compared with the industry as a whole in the next fiscal year," commented Prof. Fritz Vahrenholt, Chairman of the Managing Board, on the outlook for the medium term. In addition, the 5-megawatt REpower 5M, currently the largest turbine in the world, is expected to be erected as planned at the company's Brunsbüttel site in Schleswig-Holstein in spring 2004.

Notes

Key figures for the REpower Systems Group

Key figures for Group in accordance with IFRSs	Consolidated January 1, 2003 – September 30, 2003	Consolidated January 1, 2002 – September 30, 2002
Revenue in EUR thousands	117,691	137,439
Gross revenue in EUR thousands	138,782	139,453
Operating income / loss in EUR thousands	-3,711	8,152
Result before income taxes and minority interest in EUR thousands	-3,942	7,974
Result before minority interest in EUR thousands	-2,800	4,632
Net income / loss in EUR thousands	-2,957	4,383

	September 30, 2003
Total assets in EUR thousands	187,601
Shareholders' equity in EUR thousands	102,398
Equity ratio in %	54.6
Number of no-par value shares in 2003* (EUR 1)	5,399,776
Earnings per share in 2003* in EUR	-0.55
Xetra closing price on September 30, 2003 in EUR	18.74

*Weighted average

Customer orders processed by the REpower Systems Group by quarter for 2001 and 2002

Quarter	Q1	Q2	Q3	Q4	Total
No. of turbines in 2001	16	22	25	56	119
No. of turbines in 2002	9	42	34	73	158

The following table shows the orders processed by wind turbine model for the REpower Systems Group:

	Q3 2003 July 1 – September 30		Q3 2002 July 1 – September 30		Q1 – Q3 2003 January 1 – September 30		Q1 – Q3 2002 January 1 – September 30	
Wind turbine model	No.	MW	No.	MW	No.	MW	No.	MW
MM 82	2	4.0			3	6.0		
MM 70	1	2.0			6	12.0	1	2.0
MD 70/77	31	46.5	33	49.5	65	97.5	74	111.0
57/1000			3	3.0	4	4.0	3	3.0
48/600			1	0.6			7	4.2
	34	**52.5**	**37**	**53.1**	**78**	**119.5**	**85**	**120.2**

The following table shows REpower Systems AG's booked business as of September 30, 2003* and September 30, 2002:

	September 30, 2003		September 30, 2002	
Wind turbine model	Number of wind turbines	Total capacity in MW	Number of wind turbines	Total capacity in MW
MM 82	48	96.0		
MM 70	57	114.0	50	100.0
MD 70/77	87	130.5	112	168.0
57/1000	5	5.0	13	13.0
48/600	1	0.6		
	198*	**346.1***	**175**	**281,0**

*Booked business includes two relatively large orders which had already been placed as of September 30, 2002. These relate to 50 MM 70 wind turbines and 25 MD 77 wind turbines respectively. The implementation of these orders will be further delayed as a result of project postponements. However, the projects are still expected to be implemented at a later date.

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 490 employees. The group has gained experience through the installation of more than 900 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries and joint ventures in Australia, Great Britain, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 37
E-mail: i.grone@repower.de

Publication of the Q3 results will be accompanied by a conference call for analysts and journalists. You can listen to a recording of this conference call by dialing +49-69-92053444 between 12.00 noon (CET) on November 20, 2003 and November 23, 2003.

REpower Systems AG: Thomas Franck new Managing Board member for domestic and foreign distribution

In its regular meeting today, the Supervisory Board of REpower Systems AG appointed Mr. Thomas Franck to the Managing Board of REpower Systems AG with immediate effect. Franck will be responsible for domestic and foreign distribution by the company, and will initially focus on expanding foreign sales activities. Managing Board member Hugo Denker, 58, will leave the company on December 31, 2003 by mutual agreement. The Supervisory Board and Managing Board would like to thank Mr. Denker for his outstanding contribution to the establishment and development of REpower Systems group.

Thomas Franck is 47 years old and a native of Luxembourg. The engineering graduate (ETH Zurich) and Master of Business Administration (INSEAD, Fontainebleau) has worked in a number of positions for companies in Luxembourg, Switzerland, Japan and France. Previous stages in his career included the Japanese-Swiss joint venture AMMAN YANMAR S.A., where he was managing director for ten years, LONZA AG, Switzerland, and ARBED S.A., Luxembourg. Most recently, Franck was the manager of Luxembourg company MUNHOWEN.